3-1-02

02017391

1066120

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

TELESP CELULAR PARTICIPAÇÕES S.A.
Public Company
CVM n° 1771-0

C.N.P.J. n° 02.558.074/0001-73
N.I.R.E. 35.300.158.792

RELEVANT FACT

1.- Telesp Celular Participações S.A. hereby informs that the Board of Directors has convened the Company's Special Meeting in order to decide upon: (i) the increase in the Company's authorized capital from 700.000.000.000 (seven hundred billion) shares to 1.400.000.000.000 (one trillion and four hundred billion) shares, and the resulting change of the Article 5° of the Company's By-laws; (ii) an inclusion of a sole paragraph in the Article 5° of the Company's By-laws, which provides the possibility to issue common shares intended for adapting the proportion between common shares and preferred shares with no voting rights to what is provided by article 15, paragraph 2°, of the Law 6.404 of December 15, 1976, as amended by Law 10.303 of October 31, 2001, without granting preferential rights to shareholders who own preferred shares, which article 171, paragraph 1°, subparagraph B of the Law 6.404 of December 15, 1976 refers to, and due modification of the Article 5° of the Company's By-laws, which shall be read as follows: "***Art. 5°** - The authorization limit to increase the capital stock is established at 1.400.000.000.000 (one trillion and four hundred billion) shares, common and/or preferred ones, of any class, complying with the legal limit of 2/3 (two-thirds) for the issuance of preferred shares with no voting right. **Sole Paragragh**. – In the issuances of common shares intended for the adjustment of the proportion between common shares and preferred shares with no voting right, as provided in the article 15, paragraph 2°, of the Law 6.404 of December 15, 1976, as amended by Law 10.303 of October 31, 2001, the preferential right, pursuant to article 171, paragraph 1°, subparagraph b of the Law 6.404 of December 15, 1976 may not be granted to shareholders who own preferred shares.*"; and (iii) conforming, according to Article 8°, paragraph 1° of the Law n° 10.303 of October, 31, 2001 ("Law n° 10.303/01"), of the Article 20, "caput", of the Company's By-laws to the new provision of the Article 17 of the Law n° 6.404 of December 15, 1976, modified by Law n° 10.303/01 ("Lei das S.A."(Corporation Law)), concerning the advantages of the preferred shares issued by the Company, which shall be read as follows: "***Art. 20** – Preferred shares provide no voting right, excepting for what is provided by the sole paragraph of the article 25 of this By-laws, and they have priority whenever there is a capital reimbursement, with no premium, and whenever a minimal dividend distribution occurs, non-cumulative ones, equivalent to the highest one between (a) six percent (6%) a year, on the value resulting from the division of the subscribed capital by the total number of the Company's shares, or (b) three percent (3%) a year, on the value resulting from the division of the net equity by the Company's*

total number of shares.".

2.- The Board of Directors' proposal concerning the increase in the Company's authorized capital and inclusion in the Article 5° of the Company's By-laws, of a sole paragraph, which provides the possibility to issue common shares intended for adjusting the proportion between common shares and preferred shares with no voting right to what is provided by article 15, paragraph 2°, of the Corporation Law, without grating preferential rights to the shareholders who own preferred shares, which article 171, paragraph 1°, subparagraph B of the Corporation Law refers to, submitted to the resolution at the Special Meeting is based on the following justifications:

(a) the Company needs to raise funds in order to reduce its indebtedness and to make short and medium term investments in the sum of [R$ 2.400.000.000,00 (two billion, four hundred million reais)];

(b) as a result of the corporate restructuring which began at the end of the year 1999, a goodwill special reserve of R$1.065.044.262,68 (
one billion, sixty and five million, forty four thousand, two hundred sixty two reais and sixty eight cents) was established in the Company, pursuant to applicable law, in favor of the shareholder Portelcom Participações S.A. ("Portelcom") – corresponding to the tax benefit that will be earned as a result of the amortization of goodwill paid by such shareholder when it took over the Company during the privatization process of Telebrás system – and there was a tax benefit of R$ 9.041.202,22 (nine million, forty one thousand, two hundred two reais and twenty two cents), which accounts for the portion of the amortized goodwill in the year 1999;

(c) at the beginning of the year 2000, the goodwill special reserve which accounted for the non-amortized goodwill was of R$ 1.055.199.887,38 (one billion, fifty five million, one hundred ninety nine thousand, eight hundred eighty seven reais and thirty eight cents), was incorporated into the controlled company Telesp Celular S.A. ("TC");

(d) pursuant to the law in force, such goodwill reserve may be capitalized as such tax benefit accounts for an actual decrease in the taxes paid by TC;

(e) as a continuance to what has been mentioned above, TC has already financially realized R$ 57.754.022,23 (fifty seven million, seven hundred fifty four thousand, twenty two reais and twenty three cents), in the year 2000, and R$ 30.162.805,76 (thirty million, one hundred sixty two thousand, eight hundred and five reais and seventy six cents) in the year 2001, having the amount of R$87.916.827,99 (eighty seven million, nine hundred sixteen thousand, eight hundred twenty seven reais and ninety nine cents) as a result, which has duly been capitalized in TC by the Company, therefore, the respective capitalization in the Company can be made in favor of the shareholder Portelcom.

(f) TC still owns tax credits of R$ 967.283.058,39 (nine hundred sixty seven million, two hundred eighty three thousand and fifty eight reais and thirty nine cents), which can be capitalized, and if such credits are capitalized, a corresponding capitalization in the Company in favor of Portelcom must also be made; and

(g) the paragraph 2° of the Article 15 of the Law n° 6.404 of December 15, 1976 ("Corporation Law"), pursuant to a modification by Law n° 10.303 of October 31, 2001 ("Law n° 10.303/01"), provides that the number of preferred shares with no voting right, or subject to the restriction of such right exercise, shall not exceed 50% (fifty percent) of the total number of issued shares;

(h) the subsection III of the paragraph 1° of the Article 8° of the Law n° 10.303/01 provides that existing public companies are allowed to keep the proportion of up to two-thirds of preferred shares, in relation to the total number of issued shares, also in relation to new share issuances;

(i) the paragraph 2° of the Article 8° of the Law n° 10.303/01 provides that, in the issuances of common shares by public companies that opt for adapting to the provisions of the Article 15, paragraph 2° of the Corporation Law, the preferential right may not be given to the shareholders of preferred shares;

3. - If such proposal by the Board of Directors, which will be submitted to the resolution of the Company's Special Meeting, is approved, the new authorized capital limit:

(a) will cause an increase in the capital stock necessary to reduce its indebtedness and short and medium term investments;

(b) will enable the capitalization of the tax benefit resulting from the goodwill amortization; and

(c) will enable the equalization of the proportion of common shares and preferred ones issued by the Company.

4. - Additionally, the Management submitted a proposal to the Company's Board of Directors concerning the increase in the subscribed capital for the approval at the Special Meeting of the proposals to increase in the authorized capital limit and inclusion of the sole paragraph in the article 5° of the By-laws, above mentioned, under the following terms and conditions:

(a) increase in the corporate capital in the amount of up to [R$ 2.500.000.000,00 (two billion and five hundred million reais)], by means of the issuance of shares for private subscription, and the biggest part of such capital increase shall be paid in cash and the parcel of R$96.958.030,21 (ninety six

million, nine hundred fifty eight thousand, thirty reais and twenty one cents) shall be paid up by means of credit capitalization in favor of the shareholder Portelcom, which is equivalent to the tax benefit actually realized by the Company in the years of 1999, 2000 and 2001, as a result of the goodwill paid in the privatization process of the Telebrás system. According to Securities Commission Instruction nº 319 of December 3, 1999, and pursuant to Article 170 of the Corporate Law provides, other shareholders of the Company will be provided with the preemptive rights in the capitalization, in favor of Portelcom, of the tax benefit realized by the Company, and the amounts paid by them will be transferred to Portelcom;

(b) issuance of shares, granting preemptive rights to shareholders who own common and preferred shares, in a proportion that enables the equalization of the number of common and preferred shares of the Company, pursuant to paragraph 2° of the Article 8° of Law n° 10,303/01, which authorizes the non-extension of the preemptive rights to the shareholders who own preferred shares in relation to the part of the equalization of the proportion of the common and preferred shares;

(c) extension of the preemptive rights for share subscription of shares in increase of the corporate capital to the holders of ADRs of the Company traded in the U.S. market; and

(d) the issuance price, to be fixed by the Board of Directors upon the approval of the Registration Statement Form F-3 by the Securities and Exchange Commission (as mentioned in 5 below), will be based on the average of the closing trading price of the shares during a given number of trading sessions at the São Paulo Stock Exchange to be defined pursuant to the precedents of the Brazilian market, in accordance with the terms of paragraph 1 of article 170 of the Brazilian Corporation Law and CVM's Parecer de Orientação (Guidance Opinion) No. 1 of September 27, 1978. Subject to the market conditions, and based on the studies and recommendations to be prepared by the Company's financial advisors, it is expected that the price to be defined will be uniform for both types of shares, common and preferred, and discounts over the average closing trading price of the common and preferred shares may be allowed in order to provide an incentive for shareholders to participate in the capital increase.

5. - The final sum in Reais concerning the subscribed capital increase, the issuing price of new shares and the exact proportion of common and preferred shares to be issued shall be determined by the Company's Board of Directors at a meeting expected to be held on April 16, 2002, subject to the approval of Registration Statement Form F-3 to be filed at Securities and Exchange Commission is obtained.

6. - If the capital increase in the proportion which allows the equalization of the number of common and preferred shares, as referred above in 4(b), is approved, the holder of preferred shares will have their current interest diluted from 65.06% (sixty five point zero six per cent) to 50% (fifty per cent) of the total corporate capital of the Company. If the controlling shareholder Portugal Telecom, SGPS, S.A. subscribe, direct or indirectly, all of its preemptive rights for subscription of new shares, as a consequence of the equalization of the number of common and preferred shares, its stake will increase from 41.23% (forty one point twenty three per cent) to 51.38% (fifty one point thirty eight per cent) of the total corporate capital of the Company.

7. - Such increase in the capital stock of the Company is justified by the following facts1:

(a) the investment made by the Company in Global Telecom S.A. in 2001 raised significantly the Company's indebtedness level, and there was, as a result, an inadequate capital structure and it also limited its financial flexibility;

(b) the current consolidated total of the Company's indebtedness is at a level much higher than the average of other companies which operate in the mobile telephone services in Brazil, which is approximately twice higher than the sum of their net EBITDA (profit (loss) before financial results, income tax and social charges, depreciation and amortization); and

(c) the Company needs funds for working capital and short and medium investment.

8. - The Article 8°, paragraph 1° of the Law n° 10.303/01 provides that public companies may only issue new preferred shares according to Article 17, paragraph 1° of the Corporation Law, pursuant to its modification.

9. - In order to carry out the operation of such increase in the Company's capital, the Board of Directors has submitted a proposal for resolution at the Special Meeting concerning conforming of the By-laws to the new provision of the Article 17, paragraph 1° of the Corporation Law, and consequent change in the advantages of the preferred shares of the Company and corresponding Article 20, "caput" of the By-laws.

10. - Considering the alternatives provided in the article 17, paragraph 1° of the Law 6.404/76, the Board of Directors has suggested that the Company's preferred shares are to be provided with the priority, as an additional advantage, non cumulative, to receive the minimal dividend of 3% (three percent) on the net

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equity of the share, with no harm to the current established preferences and advantages. Therefore, the Article 20, "caput", of the Company's By-laws shall be read as follows: *"Art. 20 – Preferred shares provide no voting right, excepting for what is provided by the sole paragraph of the article 25 of this By-laws, and they have priority whenever there is a capital reimbursement, with no premium, right to dividend sharing, which corresponds to at least 25% of the net profit in the year, calculated pursuant to article 202 of the Corporation Law., having priority to receive minimal dividends, noncumulative ones, equivalent to the highest one between (a) 6% (six percent) a year, on the value resulting from the division of the subscribed capital by the total number of the Company's shares, or (b) 3% (three percent) a year, on the value resulting from the division of the net equity by the Company's total number of shares, as well as the right to profit sharing, which profits are distributed under equal conditions with common shares, after such shares having been given a dividend equal to that priority minimal determined for preferred shares."*

São Paulo, March 8 , 2002

TELESP CELULAR PARTICIPAÇÕES S.A.
Maria Paula de Almeida Martins Canais
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 03/08/2002

By: /s/ Maria Paula Canais
Name: Maria Paula Canais
Title: Director of Investor Relations